UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

GRIT BXNG AT HOME, INC.

(Exact name of issuer as specified in its charter)

Delaware	85-2913334
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

9 East 16th Street, New York, New York, New York 10003

(Full mailing address of principal executive offices)

212-727-2077

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements that are included elsewhere in this Report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our future operating results, however, are impossible to predict and no guaranty or warranty is to be inferred from those forward-looking statements.

Overview

We are focused on entering into the interactive fitness platform and products market. Our parent company, Work Hard Play Hard Train Hard, Inc. (“Work Hard”) operates a boxing fitness studio called GRIT BXNG. Differentiated by its fun social atmosphere, efficient and motivating workouts and original unique trainers and classes, Work Hard created a community of various fitness levels and skills in New York City that extended beyond its fitness classes. As the COVID-19 pandemic hit the U.S in March 2020, Work Hard felt compelled to stay connected with its customer base by bringing the GRIT BXNG experience that we developed at our physical location to the homes of our community members and beyond. Our goals are to (i) provide a unique technology-enabled fitness experience that inspires our members to stay physically fit, (ii) build a connected community of trainers and members that together reinforce the idea of community and mutual support through physical activity, and (iii) to change people’s relationship with exercise by creating a technology-enabled fitness product that doesn’t feel like work, is physically efficient and challenging, spiritually uplifting and above all else, fun.

Our GRIT BXNG At Home product, (the “Product”) is being designed to offer a full body workout of various lengths and levels of difficulty with the aim of building strength and confidence. Our GRIT classes, instruction, and platform, utilize high intensity interval training with a state of the art sound system, video screen, sensors, software and a line of inspirational trainers to tie it all together so our customers can get a full-body workout on their own time and in the comfort of their own home. We believe that music, our technology enabled product together with our platform, trainers and original videos, are the differentiating factors that allow for the creation of a vibrant social community.

We were formed in August 2020 and have little to no operating history, therefore our results of operations described herein may not be indicative of our results of operations in subsequent years and/or quarters. Your ability to analyze and compare our results of operations is therefore significantly limited. Our operating results for the six months periods ended June 30, 2022 and 2021 have been significantly impacted by COVID-19.

Critical Accounting Policies and Estimates

The consolidated financial statements have been prepared in accordance with principles generally accepted in the United States (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Our significant accounting policies are more fully described in the notes in our consolidated financial statements included elsewhere in this Report.

Results of Operations

Six months ended June 30, 2022 compared to the six months ended June 30, 2021

To date we have not derived any revenue from operations as we have not yet fully developed the Product. Our revenues are expected to be primarily derived from the sales of the Product, our subscription service and sale of accessories to the Product.

Operating Expenses

Our Total Operating Expenses increased from $329,745 for the six-month period ended June 30, 2021 to $843,544 for the six-month period ended June 30, 2022. The total expenses for the period ended June 30, 2022 were primarily attributable to expenses for product development ($794,260) and to lesser extent advertising and marketing expenses ($4,700), expenses for professional services ($17,171) and general and administrative expenses ($27,413). The total expenses for the year period ended June 30, 2021, were primarily attributable to expenses for sales and marketing ($187,667) and to lesser extent expenses for product development ($102,540), professional services ($5,302) and general and administrative expenses ($34,236).

Net Income (Loss)

For the six-month period ended June 30, 2022 we had a net loss of ($843,544) as compared to a net loss of ($329,745) for the six-month period ended June 30, 2021.

Liquidity and Capital Resources

As of June 30, 2022, we had $38,341 in cash and a working capital deficit of ($606,851). Since our inception, we have had a net loss from operations of $1,751,364 and had cash flows from operations of $0. We have funded our operations from loans from our parent company and its subsidiary, Change Your Life LLC and common stock issuances. We used $804,920 of cash in our operating activities for the period ended June 30, 2022. Since inception we have used $0 in investing activities. Until we build and sell the Product we do not expect to generate cash from operations. Even if we generate revenue, we will likely experience losses and will likely need to raise additional funds in the future to meet our working capital requirements and pursue our business strategy. Our auditors have indicated that our ability to continue as a going concern is in doubt due to the likelihood that we will incur substantial losses prior to generating any revenue and that we will need to raise additional funds in order to continue operations. We currently expect to finance our operation from equity offerings.

At June 30, 2022, we had accrued liabilities of $744,773, of which $644,760 are the subject of a claim by a vendor which we are contesting and was subject to a settlement offer to us by vendor in the range of $189,000.

As of June 30, 2022, we had $198,700 and $16,034 in outstanding loans from Work Hard, our parent company, and Change Your Life, LLC, a wholly owned subsidiary of Work Hard, respectively. The loans do not have a designated maturity date or interest rate. We may continue borrowing from Work Hard or Change Your Life LLC to cover any further expenses until we have raised a sufficient amount of funds to cover such expenses.

Plan of Operations

We have not yet received any revenue from operations. Over the course of the next 12 months, we will need to raise additional funds to finance operations. We have halted all expenditures until we can raise money. The climate is very difficult in the at-home fitness market. Competing publicly traded companies have seen their share prices decline over the last six months which has made potential investors nervous. There can be no assurance that we will be able to raise additional funds to finance operations.

Trend Information

As the COVID-19 pandemic and related government-mandated restrictions have eased, the at-home fitness industry has recalibrated following a period of significant growth. While interest in standard fitness equipment built for the home has currently waned, we believe the market for a true holistic ‘wellness’ product is still untapped. Long term, we believe the at-home fitness industry will morph into ‘at-home wellness’ and GRIT At Home aims to provide a connected solution for fitness, diet & nutrition, sleep & recovery, meditation, mental health and lifelong learning in one sleek product. However, in light of current market conditions, we do expect a period of stagnation in industry in the near term. Our plans for the next 6 months to take advantage of opportunities in the at-home fitness market may not come to fruition due to a number of risks and uncertainties, as more fully described in our filings with the SEC. Some of the potential trends include global supply chain issues due to COVID-19 that may hinder our ability to obtain raw materials, the economic impact of global inflation on the supply chain, our ability to create original content, recruit instructors, the success of those instructors’ original content in appealing to consumers, our ability to raise additional funds on acceptable terms or at all, and to successfully implement our business plan, among others

Item 2. Other Information.

We are unable to pay $710,000 in alleged damages being sought against us in an arbitration commenced in September 2022 by a vendor of ours, Sweatworks LLC under a Master Supply Agreement and a Master Services Agreement, dated February 26, 2021, and related statement of work (collectively, the “Agreements”) regarding digital product design and development services for our product which was subject to a settlement offer to us in the range of $189,000. SweatWorks asserts that we are in breach of the Agreements for failure to pay multiple invoices due under the Agreements for services performed. Although we believe we have meritorious defenses and intend to defend against the SweatWorks claim vigorously, if we are unsuccessful in our efforts and become subject to a significant damage award we may be forced to file a petition in bankruptcy court for protection under the United States Bankruptcy Code.

Item 3. Financial Statements.

GRIT BXNG At Home, Inc.

FINANCIAL STATEMENTS

JUNE 30, 2022

GRIT BXNG At Home, Inc.

BALANCE SHEETS

UNAUDITED

	June 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash	$38,341	$168,630
Total assets	$38,341	$168,630

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses	$744,773	$229,247
Due to related parties	214,734	389,734
Total liabilities	959,507	618,981

Stockholders’ deficit:
Preferred stock, $0.001 par value; 2,500,000 shares authorized, no shares issued or outstanding as of June 30, 2022 and December 31, 2021	-	-
Common stock, $0.001 par value; 20,000,000 shares authorized, 7,203,499 and 7,054,256 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	7,203	7,054
Additional paid-in capital	1,343,460	970,880
Accumulated deficit	(2,271,829)	(1,428,285)
Total stockholders’ deficit	(921,166)	(450,351)
Total liabilities and stockholders’ deficit	$38,341	$168,630

See accompanying notes, which are an integral part of these financial statements.

GRIT BXNG At Home, Inc.

STATEMENTS OF OPERATIONS

UNAUDITED

	Six Months Ended June 30,
	2022	2021
Revenue	$-	$-

Operating expenses:
General and administrative	27,413	34,236
Sales and marketing	4,700	187,667
App development	794,260	102,540
Legal and professional	17,171	5,302
Total operating expenses	843,544	329,745
Net loss	$(843,544)	$(329,745)

Weighted average number of common shares outstanding - basic and diluted	7,128,878	6,666,667
Net loss per common share - basic and diluted	$(0.12)	$(0.05)

See accompanying notes, which are an integral part of these financial statements.

GRIT BXNG At Home, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

UNAUDITED

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2020	6,666,667	$6,667	$-	$(110,618)	$(103,952)
Net loss	-	-	-	(1,317,667)	(1,317,667)
Balances at June 30, 2022	6,666,667	$6,667	$-	$(1,428,285)	$(1,421,618)

Balances at December 31, 2021	7,054,256	$7,054	$970,880	$(1,428,285)	$(450,351)
Issuance of common stock	24,243	24	72,705	-	72,729
Stock-based compensation	125,000	125	299,875	-	300,000
Net loss	-	-	-	(843,544)	(843,544)
Balances at June 30, 2022	7,203,499	$7,203	$1,343,460	$(2,271,829)	$(921,166)

See accompanying notes, which are an integral part of these financial statements.

GRIT BXNG At Home, Inc.

STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(843,544)	$(329,745)
Adjustments to reconcile net income to net cash used in operating activities:
Stock-based compensation	300,000	-
Changes in operating assets and liabilities:
Accrued expenses	515,526	-
Net cash used in operating activities	(28,018)	(329,745)
Cash flows from financing activities:
Loans from (repayments to) related parties	(175,000)	328,500
Issuance of common stock	72,729	-
Net cash provided by (used in) financing activities	(102,271)	328,500
Net change in cash	(130,289)	(1,245)
Cash at beginning of period	168,630	2,282
Cash at end of period	$38,341	$1,037

See accompanying notes, which are an integral part of these financial statements.

GRIT BXNG At Home, Inc.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

1.	NATURE OF OPERATIONS

GRIT BXNG At Home LLC (the “Company”) was formed in Delaware on August 21, 2020. The Company is developing at-home gym equipment for consumers with live- streamed classes available on subscription plans. On December 16, 2020, the Company converted to a Delaware corporation as GRIT BXNG At Home, Inc. The Company’s headquarters are in New York. The company began operations in 2020.

As of June 30, 2022, the Company has not generated revenue. The Company’s activities since inception have consisted of formation and development activities and preparations to raise capital. The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, and has sustained net losses of $2,271,829 since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. During the next twelve months, the Company intends to raise additional funds from outside investors to fund its operations. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2022, all of the Company’s cash and cash equivalents were held at one accredited financial institution.

GRIT BXNG At Home, Inc.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2022. The carrying values of the Company’s assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company plans to generate income from sales of at-home gym equipment and membership subscriptions. To date, the Company has not generated revenue.

Research and Development Costs

Costs incurred in the research and development of the Company’s application software are expensed as incurred.

GRIT BXNG At Home, Inc.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

Advertising Expenses

The Company expenses advertising costs as they are incurred. Advertising expenses are included in sales and marketing expenses in the statement of operations.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. There were no potentially dilutive securities as of June 30, 2022.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company has is currently evaluating the impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard in August 2020.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

GRIT BXNG At Home, Inc.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

4.	STOCKHOLDERS’ EQUITY

The Company’s Amended Certificate of Incorporation authorizes 20,000,000 shares of common stock and 2,500,000 shares of preferred stock at $0.001 par value. In December 2020, 6,666,667 shares of common stock were issued and outstanding pursuant to the conversion of membership units when the Company converted from a LLC.

In August and October 2021, the Company issued 69,167 shares of common stock pursuant to consulting agreements. The fair value of $166,001 was included in app development in the statement of operations. In 2022, the Company issued an additional 125,000 shares pursuant to a consulting agreement and the fair value of $300,000 was included in app development in the statement of operations.

In November 2021, the Company issued 250,000 shares of common stock for proceeds of $600,000.

As of June 30, 2022, 7,203,499 shares of common stock were issued and outstanding.

Each share of common stock carrying the right to vote shall entitle the holder to one vote on any matter submitted to a vote at a meeting of the stockholders.

5.	RELATED PARTY TRANSACTIONS

The Company receives loans from its parent company, Work Hard Play Hard Train Hard Inc. (“Work Hard”) and from Change Your Life, LLC (“Change Your Life”), a wholly-owned subsidiary of Work Hard. As of June 30, 2022, the Company has $198,700 and $16,034 in outstanding loans from Work Hard and Change Your Life, respectively. In 2022, the Company made loan repayments of $175,000.

6.	SUBSEQUENT EVENTS

We are unable to pay $710,000 in alleged damages being sought against us in an arbitration commenced in September 2022 by a vendor of ours, Sweatworks LLC under a Master Supply Agreement and a Master Services Agreement, dated February 26, 2021, and related statement of work (collectively, the “Agreements”) regarding digital product design and development services for our product which was subject to a settlement offer to us in the range of $189,000.. SweatWorks asserts that we are in breach of the Agreements for failure to pay multiple invoices due under the Agreements for services performed. Although we believe we have meritorious defenses and intend to defend against the SweatWorks claim vigorously, if we are unsuccessful in our efforts and become subject to a significant damage award we may be forced to file a petition in bankruptcy court for protection under the United States Bankruptcy Code.

PART III

EXHIBITS

Exhibit No.	Description
3.1	Certificate of Formation filed with the Delaware Secretary of State on August 21, 2020*
3.2	Certificate of Conversion filed December 3, 2020 with the Delaware Secretary of State on December 3, 2020*
3.3	Certificate of Incorporation filed with the Delaware of Secretary of State on December 3, 2020*
3.4	Certificate of Amendment to the Certificate of Incorporation, filed with the Delaware Secretary of State on December 17, 2020*
3.5	Bylaws, dated December 3, 2020, of GRIT BXNG AT Home, Inc.*
3.6	Certificate of Amendment to the Certificate of Incorporation, filed with the Delaware Secretary of State on February 9, 2021***
3.7	Certificate of Amendment to the Certificate of Incorporation, filed with the Delaware Secretary of State on February 19, 2021****
4.2	Intercompany Notes**
10.1	Product Development Agreement between GRIT BXNG At Home, Inc. and Industrial Design, LLC dated November 3, 2020. **#
15.1	Code of Business Conduct and Ethics*

*	Filed as an exhibit to the GRIT BXNG at Home, Inc. Regulation A Offering Circular on Form 1-A filed with the SEC (Commission File No. 024-10810) on December 23, 2020, as amended, and incorporated herein by reference.
**	Filed as an exhibit to the GRIT BXNG at Home, Inc. Regulation A Offering Circular Amendment on Form 1-A/A filed with the SEC (Commission File No. 024-10810) on January 26, 2021 and incorporated herein by reference.
***	Filed as an exhibit to the GRIT BXNG at Home, Inc. Regulation A Offering Circular Amendment on Form 1-A/A filed with the SEC (Commission File No. 024-10810) on February 9, 2021 and incorporated herein by reference.
****	Filed as an exhibit to the GRIT BXNG at Home, Inc. Regulation A Offering Circular Amendment on Form 1-A/A filed with the SEC (Commission File No. 024-10810) on February 19, 2021 and incorporated herein by reference.
#	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to confidential treatment.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	GRIT BXNG AT HOME, INC.

By (Signature and Title)	/s/ WILLIAM ZANKER, CEO, President and Chairman

Date	SEPTEMBER 28, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title)	/s/ WILLIAM ZANKER, CEO, President and Chairman (principal executive officer/principal accounting and financial officer)

Date	SEPTEMBER 28, 2022

By (Signature and Title)	/s/ STEPHEN SELIGMAN, director

Date	SEPTEMBER 28, 2022

By (Signature and Title)	/s/ EDIVA ZANKER, director

Date	SEPTEMBER 28, 2022